Mail Stop 6010

							July 20, 2005


Mr. Theodore B. Shapiro
Chief Executive Officer
The Sagemark Companies Ltd.
1285 Avenue of the Americas, 35th Floor
New York, New York 10019

Re:	The Sagemark Companies Ltd.
Amendment No.1 to the Registration Statement on Form SB-2
Filed July 12, 2005
      File No. 333-123032

Dear Mr. Shapiro:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A filed on July 12, 2005

General

1. In our June 28, 295 letter we requested that you provide us information that we had previously requested supporting statements made in the prospectus. You responded by informing us that you had sent the information by means of separate correspondence on June 23,
2005. We have not received this information. Please provide the previously requested information.

2. We note that your list of exhibits now contains eighty agreements related to the financing and leasing of equipment & improvements related to your PET imaging centers. However, we understand that the filing of these agreements are subject to an outstanding application for hardship exemption and that you have not filed these agreements either electronically or in paper. Please advise us and amend your exhibit list accordingly.

Selling Stockholders, page 23

3. We note that you have identified seventeen selling stockholders as affiliates of broker/dealers. As to each of these stockholders please revise your disclosure to include the following representations:

* The selling stockholder purchased in the ordinary course of business, and

* At the time of purchase, the selling stockholder had no agreements or understandings to distribute the securities.

If you are unable to make these representations as to any of the selling stockholders, please revise the prospectus to state that such selling stockholders are underwriters, identifying them in the disclosure.

Management`s Discussion and Analysis or Plan of Operation, page 43

Three month period ended March 31, 2003 as compared to three months period Ended March 31, 2004, page 44

Critical Accounting Policies, page 44

4. We acknowledge response to prior comment 9 and reissue the comment. Since it appears that your contractual allowances are based on estimates, please expand your disclosure to discuss any material changes in estimates of prior period contractual adjustments recorded for each period presented. For example, quantify the amount of the
$70,000 increase in your contractual allowance balance at March
31,
2005 that is due to changes in estimates of prior year sales. Quantify and disclose the reasonably possible effects that a change in estimates of contractual adjustments of unsettled amounts from 3rd party payors as of the latest balance sheet could have on financial position and operations. For example, provide a sensitivity analysis of the reasonably possible effect that a change in one of your significant assumptions could have on your estimate.


Financial Statements, page 68

Notes to Consolidated Financial Statements, page 79

(1) Summary of Significant Accounting Policies, page 79

Nature of Operations, page 80

5. Consistent with your response to prior comment 13, please disclose that the management fee ceiling is based on a cumulative monthly amount.

Management Fees, page 83

6. Please expand your accounting policy disclosures to clarify how the management fees are determined, including how the fee ceiling is determined. For example, is the management fee based on a percentage of the cash collections from imaging procedures or a negotiated amount per procedure? For agreements where the radiology groups are permitted to retain amounts for salaries, clarify how your management fee is determined under these agreements. Please clarify the point in time when management fees are recognized.

(7)  Notes Payable, page 89

7. We have read your response prior comment 15 but we continue to believe that unless DVI has waived its right to demand payment or you cured the violation within the specified grace period, the DVI note should have been classified as a current liability as of December 31,
2003. Since the covenant violation was cured in 2004 we will not object to you presenting the DVI debt as non-current as of December
31, 2003 for comparability purposes.

Exhibit 23 - Consent of Independent Auditors

8. Please provide a currently dated and signed consent from your independent auditor in the amendment for which you will request effectiveness.

*	*	*

      File a pre-effective amendment in response to these comments.
Provide a letter keying your responses to the comments, and provide any requested supplemental information. If you believe complying with these comments is not appropriate, tell us why in your letter.
The response letter should be uploaded to EDGAR, with the form type label "CORRESP" and linked to the registration statement file number.
We may have comments after reviewing revised materials and your responses.

      Submit your request for acceleration at least two business days prior to the requested effective date.

      You may contact Keira Ino at (202) 551-3659 or Don Abbott at
(202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 551-3654 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Robert L. Blessey, Esq.
	51 Lyon Ridge Road
	Katonah, New York 10536


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